PIPELINE DATA INC.

1515 Hancock Street, Suite 301, Hancock Plaza

Quincy, Massachusetts 02169

September 11, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

ATTN:	Ms. Jessica Barberich

Re:	Pipeline Data Inc.

Item 4.02 Form 8-K

Filed 8/27/2007

File No. 0-50611

Dear Ms. Barberich:

We are in receipt of your comment letter of August 28, 2007 and note your comments.

We have reconsidered the effectiveness of our disclosure controls and procedures as of December 31, 2006. We confirm that we plan to address this reconsideration and related conclusions in the filings that contain our restated financial statements.

Our restatement relates to the classification of a repurchase or “put” obligation. While we disclosed the subject repurchase or “put” obligation, we had classified the obligation as a conditional obligation under the rules of Statement of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (as amended)”. At the time of the report, we believed we had adequately disclosed this obligation. We changed auditors for the quarter ending June 30, 2007. Our new auditors identified a misclassification of the put obligation, instead, classifying it under the rules of Emerging Issues Task Force Topic D-98:  “Classification and Measurement of Redeemable Securities”. We reviewed their analysis and concluded that the stock should be reclassified. This resulted in the reclassification of the stock on the face of the balance sheet as temporary equity.

We acknowledge on behalf of Pipeline Data Inc. (the “Company”) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ MacAllister Smith

MacAllister Smith

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